UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

THE MEDICINES COMPANY

(Name of Issuer)

Common Stock, par value $ $0.001 per share

(Title of Class of Securities)

584688105

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584688105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 232,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 232,000

9	Aggregate amount beneficially owned by each reporting person. 232,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.3%*
12	Type of reporting person OO

*

Based on 73,862,176 shares of common stock reported to be outstanding as of November 5, 2018 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 584688105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 232,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 232,000

9	Aggregate amount beneficially owned by each reporting person. 232,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.3%*
12	Type of reporting person CO

*

Based on 73,862,176 shares of common stock reported to be outstanding as of November 5, 2018 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 584688105

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 703,440
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 703,440

9	Aggregate amount beneficially owned by each reporting person. 703,440
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.0%*
12	Type of reporting person CO

*

Based on 73,862,176 shares of common stock reported to be outstanding as of November 5, 2018 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 584688105

1	Name of reporting persons. Avid Group Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,075,202
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,075,202

9	Aggregate amount beneficially owned by each reporting person. 3,075,202
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.2%*
12	Type of reporting person CO

*

Based on 73,862,176 shares of common stock reported to be outstanding as of November 5, 2018 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 584688105

1	Name of reporting persons. Tuesday Thirteen Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 100
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 100

9	Aggregate amount beneficially owned by each reporting person. 100
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person CO

*

Based on 73,862,176 shares of common stock reported to be outstanding as of November 5, 2018 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 584688105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 4,010,742
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 4,010,742

9	Aggregate amount beneficially owned by each reporting person. 4,010,742
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.4%*
12	Type of reporting person IN

*

Based on 73,862,176 shares of common stock reported to be outstanding as of November 5, 2018 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G filed on November 22, 2016 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Braslyn Ltd. (“Braslyn”), MVA Investors, LLC and Joe Lewis, as amended by Amendment No. 1 filed on March 23, 2017 and Amendment No. 2 filed on February 14, 2018. This Amendment No. 3 is an original filing for Tuesday Thirteen, Inc. (“Tuesday Thirteen”). Boxer Capital, Boxer Management, Braslyn, Avid, Joe Lewis and Tuesday Thirteen are referred to herein as the “Reporting Persons”). The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 1(a). Name of Issuer:

The Medicines Company (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

8 Sylvan Way

Parsippany, New Jersey 07054

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed Reporting Persons. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect owner and controls Boxer Management, Braslyn, Avid and Tuesday Thirteen.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management, Braslyn, Avid, Tuesday Thirteen and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management, Braslyn, Avid and Tuesday Thirteen are corporations organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

584688105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Boxer Capital and Boxer Management beneficially own 232,000 shares of Common Stock. Avid beneficially owns 3,075,202 shares of Common Stock. Braslyn beneficially owns 703,440 shares of Common Stock. Tuesday Thirteen beneficially owns 100 shares of Common Stock. Joe Lewis beneficially owns 4,010,742 shares of Common Stock. The Reporting Persons may be deemed to beneficially own 4,010,742 shares of Common Stock in the aggregate.

(b) Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital and Boxer Management represent 0.3%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Avid represent 4.2%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Braslyn represent 1.0%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock owned by Tuesday Thirteen represent 0.0%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Joe Lewis represent 5.4%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock owned by the Reporting Persons in the aggregate constitute approximately 5.4%* of the Issuer’s outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 232,000 shares of Common Stock they beneficially own. Avid has shared power to vote or to direct the vote of the 3,075,202 shares of Common Stock it beneficially owns. Braslyn has shared power to vote or to direct the vote of the 703,440 shares of Common Stock it beneficially owns. Tuesday Thirteen has shared power to vote or direct the vote of the 100 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 4,010,742 shares of Common Stock he beneficially owns.

(iii) Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or direct the disposition of the 232,000 shares of Common Stock they beneficially own. Avid has shared power to dispose or direct the disposition of the 3,075,202 shares of Common Stock it beneficially owns. Braslyn has shared power to dispose or direct the disposition of the 703,440 shares of Common Stock it beneficially owns. Tuesday Thirteen has shared power to dispose or direct the disposition of the 100 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or direct the disposition of the 4,010,742 shares of Common Stock he beneficially owns.

*

All percentages are based on 73,862,176 shares of Common Stock reported to be outstanding as of November 5, 2018 on the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1. Joint Filing Agreement among the Reporting Persons dated February 14, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

AVID GROUP LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

TUESDAY THIRTEEN INC.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually